CORRECTION FROM SOURCE: Six Drill Rigs Turning for Ur-Energy

Denver, Colorado (Marketwire – May 8, 2008) Ur-Energy Inc (TSX:URE) (“Ur-Energy” or “Corporation”) began drilling yesterday at the Lost Creek Wyoming project with three drill rigs. Three additional drill rigs started today. The 2008 scope of activities at Lost Creek involves approximately 485 drill holes as described below:

  Delineation and exploration drilling of 400 drill holes to determine the extent of minable uranium resources and to locate potential extensions. Hole depths will generally range from 650 to 1,000 feet.

  Installation of a series of 84 cased Monitor Wells mostly surrounding and within the first proposed mining wellfield unit. These wells will be maintained long-term and will eventually be utilized during the production phase. Average depths will be approximately 500 feet. These wells will be used to test the hydrologic characteristics of the formation and for future groundwater quality monitoring.

  One water supply well will be drilled with a total depth estimated to be 1,000 feet.

Drilling density will vary from 100 foot to 2,000 foot spacing. Approximately 300 delineation holes and 85 wells will be drilled on close spacing within the area of the mineral deposit. 100 holes will be drilled as exploration drilling on wider spacing throughout the Lost Creek Project area. All exploration holes will be plugged and permanently abandoned, and all wells will be cased in a timely manner in accordance with WDEQ guidelines and regulations. Two geophysical logging units are also on-site working along with Ur-Energy’s PFN logging truck.

Wayne Heili, VP Mining, noted, “The URE staff has been working diligently to plan this year’s field program. Each planned activity is designed to contribute directly toward the overall objective of placing the Lost Creek deposit into production. It is rewarding to see the commencement of work following the concentrated effort of the Ur-Energy team.”

The Qualified Person for the purposes of this press release, as defined by National Instrument 43-101, is W. William Boberg, CEO and President, Ur-Energy Inc.

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently in the process of completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the Corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered office in Ottawa, Canada and its corporate headquarters are located in Littleton, Colorado. The Corporation’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Numerous factors could cause actual events to differ materially from those in the forward-looking statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.